

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Marc A. Cohen
Chief Executive Officer
C4 Therapeutics, Inc.
490 Arsenal Way, Suite 200
Watertown, MA 02472

> **Re: C4 Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.10, 10.11, 10.12, and 10.13**
> **Filed September 10, 2020**
> **File No. 333-248719**

Dear Mr. Cohen:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance